SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM U-6B-2
                   Certificate of Notification
                               of
               Woods Electrical Co., Inc.

          with respect to Issuance of Debt Securities*


Certificate is filed by:  Woods Electrical Co., Inc. (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of
Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     Demand Notes

2.   Issue, renewal or guaranty:             Issue


3.   Principal amount of each security:      $5,250,000.00 aggregate
                                             principal amount


4.   Rate of interest per annum of each
     security:                               7.25%


5.   Date of issue, renewal or guaranty of
     each security:                          $5,000,000.00 was issued on
                                             July 31, 2002

                                             $250,000.00 was issued
                                             August 1, 2002

                                             As of December 31, 2003,
                                             $4,450,000.00 remained
                                             outstanding.

6.   If renewal of security, give date of
     original issue:                         N/A


7.   Date of maturity of each security:      On Demand


8.   Name of the person to whom each         Northeast Utilities
     security was issued, renewed or
     guaranteed:

*An original statement on Form U-6B-2 was due August 10, 2002, but was inadvertently not filed. This certificate is intended to remedy such failure to file.

9.   Collateral given with each security,
     if any:                                 N/A

10.  Consideration received for each
     security:                               $5,250,000.00 in the
                                             aggregate

11.  Application of proceeds                 Proceeds were used to
                                             finance the Company's
                                             existing business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section
          6(b):

     b.   the provisions contained in the fourth sentence of Section
          6(b):

     c.   the provisions contained in any rule of the Commission
          other than Rule U-48:     X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by
     the first sentence of Section 6(b)).    N/A


14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have
     been issued:    N/A


15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                              Rule 52

                                 Woods Electrical Co., Inc.

                                 By /s/ Randy A. Shoop
                                    Randy A. Shoop
                                    Assistant Treasurer - Finance
                                    Northeast Utilities Service Company,
                                    as Agent

                              Date:  May 7, 2004